NOTICE OF ANNUAL GENERAL MEETING

OF SHAREHOLDERS

AND

MANAGEMENT PROXY CIRCULAR

TO BE HELD ON JUNE 11, 2014.

DATED MAY 12, 2014

These materials are important and require your immediate attention. If you have questions or require assistance with voting your shares, you may contact Taseko’s proxy solicitation agent:
Laurel Hill Advisory Group
North American Toll-Free Number: 1-877-452-7184
Banks Brokers or Collect Calls: 416-304-0211
Email: assistance@laurelhill.com

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR PROXY TODAY.

1040 West Georgia, Suite 1500
Vancouver, British Columbia, V6E 4H1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Take notice that the annual general meeting (the “Meeting”) of Shareholders of Taseko Mines Limited (the “Company”) will be held at the Metropolitan Hotel, located at 645 Howe Street, Vancouver, British Columbia on June 11, 2014 at 1:00 p.m., local time, for the following purposes:

1.	To receive the financial statements of the Company for its fiscal year ended December 31, 2013, report of the auditor and related management discussion and analysis;

2.	To fix the number of directors of the Company at eight;

3.	To elect directors of the Company for the ensuing year; and

4.	To appoint the auditor of the Company for the ensuing year.

An Information Circular accompanies this Notice. The Information Circular contains further particulars of matters to be considered at the Meeting. The Meeting will also consider any permitted amendment to or variations of any matter identified in this Notice, and transact such other business as may properly come before the Meeting or any adjournment thereof. Copies of the audited financial statements for the year ended December 31, 2013, report of the auditor and related management discussion and analysis will be made available at the Meeting and are available on SEDAR at www.sedar.com.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy or another suitable form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the Information Circular.

Non-registered shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form and in the Information Circular to ensure that their shares will be voted at the Meeting. If you hold your shares in a brokerage account you are not a registered shareholder.

DATED at Vancouver, British Columbia, May 12, 2014.

BY ORDER OF THE BOARD

“Russell Hallbauer”

Russell Hallbauer
President and Chief Executive Officer

1040 West Georgia, Suite 1500
Vancouver, British Columbia, V6E 4H1

INFORMATION CIRCULAR
as at May 5, 2014 except as otherwise indicated

This Information Circular is furnished in connection with the solicitation of proxies by the management of Taseko Mines Limited (the “Company”) for use at the annual general meeting (the “Meeting”) of its shareholders to be held on June 11, 2014 at the time and place and for the purposes set forth in the accompanying notice of the Meeting. In this Information Circular, references to “the Company”, “we” and “our” refer to Taseko Mines Limited. “Common Shares” means common shares without par value in the capital of the Company. “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company has also retained Laurel Hill Advisory Group (“Laurel Hill”) to assist it in connection with the Company’s communications with Shareholders. In connection with these services, Laurel Hill is expected to receive a fee of approximately $25,000, plus out-of-pocket expenses. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are directors or officers of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy. If your shares are held in physical (i.e. paper) form and actually registered in your name, then you are a registered shareholder. However, if like most shareholders you keep your shares in a brokerage account, then you are a beneficial shareholder and the manner for voting is different for registered and beneficial shareholders, so you need to carefully read the instructions below.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy as recommended by Management.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders who choose to submit a proxy may do so using one of the following methods:

(a)

complete, date and sign the enclosed form of proxy and return it to the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”), by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; or

(b)

use a touch-tone phone to transmit voting choices to a toll free number. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder’s account number and the proxy access number; or

(c)

use the internet through Computershare’s website at www.investorvote.com. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s account number and the proxy access number.

In any case the Registered Shareholder must ensure the proxy is received at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Many shareholders are “Beneficial” shareholders because the shares of the Company they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Beneficial Shareholder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Beneficial Shareholder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Corporation as the registered holders of Common Shares) or as set out in the following disclosure.

There are two kinds of Beneficial Shareholders: Objecting Beneficial Owners (“OBOs”) who object to their name being made known to the issuers of securities they own; and Non-Objecting Beneficial Owners (“NOBOs”) who do not object to the issuers of the securities they own knowing who they are.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Corporation. Such Common Shares will more likely be registered in the name of the shareholder’s broker or an agent of that broker (an “intermediary”). The vast majority of such Common Shares are registered, in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms), and, in the United States, under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks). In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company distributes copies of the Notice of Meeting, this Circular and the form of proxy (collectively, the “Meeting Materials”) to the Depository and Intermediaries for onward distribution to Non-Registered Shareholders. The Company does not send Meeting Materials directly to Non-Registered Shareholders. Intermediaries are required to forward the Meeting Materials to all Non-Registered Shareholders for whom they hold Shares unless such Non-Registered Shareholders have waived the right to receive them. The Company has elected to pay for the delivery of Meeting Materials to objecting beneficial Shareholders.

Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

Beneficial Shareholders should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting.

The form of proxy or Voting Instruction Form supplied to you by your broker will be similar to the proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in Canada and in the United States. Broadridge mails a “VIF” in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), different from those persons designated in the VIF, to represent you at the Meeting. To exercise this right, insert the name of the desired representative in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge in accordance with the instructions set out in the VIF and this Information Circular. Once it has received all VIFs sent in, Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. If you receive a VIF from Broadridge, it must be completed and returned to Broadridge, in accordance with Broadridge’s instructions, well in advance of the Meeting in order to: (a) have your Common Shares voted as per your instructions, or (b) to have any alternate representative chosen by you duly appointed to attend and vote your Common Shares at the Meeting.

These security holder materials are sent to both registered and beneficial owners of the securities of the Company.

Notice to Shareholders in the United States

The solicitation of proxies and the transactions contemplated in this Information Circular involve securities of an issuer located in Canada and are being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia), as amended, all but two of its directors and its executive officers are residents of Canada, and substantially all of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail or by hand delivery at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)	personally attending the Meeting and voting the registered shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation. Beneficial Shareholders who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with revocation procedures set out above.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and as may be set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Common Shares of the Company are listed for trading on the Toronto Stock Exchange (the “TSX”) and on the NYSE MKT Exchange (“NYSE MKT”). The board of directors (the “Board”) of the Company has fixed May 5, 2014 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

As of the Record Date, there were 194,995,455 Common Shares issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.

With the exception of the shareholders mentioned below, the directors and executive officers of the Company do not know of any person or corporation beneficially owning, directly or indirectly, or exercising control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common of the Company as at May 5, 2014.

As of May 5, 2014, RS Investment Management Co. LLC, an independent subsidiary of Guardian Investor Services LLC (GIS) and a wholly owned subsidiary of The Guardian Life Insurance Company of America, held 31,870,673 common shares, which represents 16.34% of the outstanding common shares of the Company.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the fiscal year ended December 31, 2013, report of the auditor, related management discussion and analysis and annual information form will be placed before the Meeting. The Company’s Annual Information Form is specifically incorporated by reference into, and forms an integral part of, this Information Circular. These documents have all been filed with the securities commissions or similar regulatory authorities in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland. Copies of the documents may be obtained by a Shareholder upon request without charge from Investor Relations, Taseko Mines Limited, Suite 1500 – 1040 West Georgia, Vancouver, British Columbia, V6E 4H1, telephone: 778-373-4533 or 1-800-667-2114. These documents are also available through the Internet on SEDAR at www.sedar.com.

VOTES NECESSARY TO PASS RESOLUTIONS

With respect to the election of directors, there are eight director positions to be filled. If there are more nominees for election as directors than there are vacancies to fill, the eight nominees receiving the greatest number of votes will be elected. If the number of nominees for election is equal to the number of vacancies to be filled, all such nominees will be declared elected by acclamation. Subject to the majority vote policy described below, the eight nominees receiving the highest number of votes are elected, even if a director gets fewer “for” votes than “withhold” votes. Similarly, unless there is a nomination from the floor for an alternative auditor, the auditor proposed by management will be elected.

ELECTION OF DIRECTORS

The size of the Company’s Board is currently set at nine based on that number having been elected at the 2013 annual shareholders meeting. It is intended that the number of directors to be elected by the shareholders be reduced to eight. Each of the eight director nominees are currently directors of Taseko and have agreed to stand for re-election.

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is vacated earlier in accordance with the provisions of the Business Corporations Act (British Columbia) (“BCA”), each director elected will hold office until the conclusion of the next annual general meeting of the Company or, if no director is then elected, until a successor is elected.

Majority Vote Policy

The Board has adopted a policy that if the votes "for" the election of a director nominee at a meeting of shareholders are fewer than the number voted "withhold", the nominee will submit his or her resignation promptly after the meeting for the consideration of the Nominating and Governance Committee. The Committee will make a recommendation to the Board of Directors after reviewing the matter, and the Board will then decide within 90 days after the date of the meeting of shareholders whether to accept or reject the resignation. The Board will accept the resignation absent exceptional circumstances. The Board's decision to accept or reject the resignation will be disclosed by way of a press release, a copy of which will be sent to the Toronto Stock Exchange. If the Board does not accept the resignation, the press release will fully state the reasons for the decision. The nominee will not participate in any Committee or Board deliberations whether to accept or reject the resignation. This policy does not apply in circumstances involving contested director elections.

The following table sets out the names of management’s eight nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercises control or direction. The share ownership information was supplied to the Company by insider reports available at www.sedi.ca as of the Record Date of May 5, 2014.

Nominee Position with the Company and Province or State and Country of Residence	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled(1)
William P. Armstrong Director British Columbia, Canada	Since May 2006	103,853(2)
T. Barry Coughlan Director British Columbia, Canada	Since February 2001	77,100(3)
Scott D. Cousens Director British Columbia, Canada	Since October 1992	Nil(4)
Robert A. Dickinson Director British Columbia, Canada	Since January 1991	1,356,337(5)
Russell E. Hallbauer President, Chief Executive Officer and Director British Columbia, Canada	Since July 2005	1,533,860(6)
Alexander G. Morrison Lead Director Colorado, USA	Since April 2011	8,800(7)
Richard A. Mundie Director British Columbia, Canada	Since January 2010	Nil (8)
Ronald W. Thiessen Chairman of the Board and Director British Columbia, Canada	Since October 1993	1,058,443 (9)

Notes:

(1)	The information as to Common Shares beneficially owned or controlled is not within the knowledge of management of the Company and is based on insider reports available at www.sedi.com.

(2)

Mr. Armstrong also holds options to purchase an aggregate of 481,000 Common Shares, details of which are disclosed in the Incentive Plan Awards table under Director Compensation in the “Statement of Executive Compensation” section below.

(3)

Mr. Coughlan holds options to purchase an aggregate of 401,000 Common Shares, details of which are disclosed in the Incentive Plan Awards table under Director Compensation in the “Statement of Executive Compensation” section below.

(4)

Mr. Cousens holds options to purchase an aggregate of 400,000 Common Shares, details of which are disclosed in the Incentive Plan Awards table under Director Compensation in the “Statement of Executive Compensation” section below.

(5)

Mr. Dickinson holds options to purchase an aggregate of 400,000 Common Shares, details of which are disclosed in the Incentive Plan Awards table under Director Compensation in the “Statement of Executive Compensation” section below.

(6)

Mr. Hallbauer holds options to purchase an aggregate of 2,100,800 Common Shares, details of which are disclosed in the Incentive Plan Awards table under Director Compensation in the “Statement of Executive Compensation” section below.

(7)

Mr. Morrison holds options to purchase an aggregate of 200,000 Common Shares and deferred share units to purchase 33,960 Common Shares, details of which are disclosed in the Incentive Plan Awards table under Director Compensation in the “Statement of Executive Compensation” section below.

(8)

Mr. Mundie holds options to purchase an aggregate of 400,000 Common Shares and deferred share units to purchase 31,450 Common Shares, details of which are disclosed in the Incentive Plan Awards table under Director Compensation in the “Statement of Executive Compensation” section below.

(9)

Mr. Thiessen holds options to purchase an aggregate of 500,000 Common Shares and deferred share units to purchase 33,960 Common Shares, details of which are disclosed in the Incentive Plan Awards table under Director Compensation in the “Statement of Executive Compensation” section below.

Penalties, Sanctions and Orders

Except as disclosed below, within the last 10 years before the date of this Information Circular, no proposed nominee for election as a director of the Company was a director or executive officer of any company (including the Company in respect of which this Information Circular is prepared) or acted in that capacity for a company that was:

(a)	subject to a cease trade or similar order or an order denying the relevant company access to any exemptions under securities legislation, for more than 30 consecutive days;

(b)

subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under the securities legislation, for a period of more than 30 consecutive days;

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(d)

subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)

subject to any other penalties or sanctions imposed by a court or a regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

As publicly disclosed at www.sedar.com, in September, 2012, Great Basin Gold Ltd. (“GBG”), a company for which Messrs. T. Barry Coughlan and Ronald W. Thiessen were at the time directors, filed for creditor protection under the Companies’ Creditors Arrangement Act (“CCAA”) in Canada, and as well, GBG’s principal South African subsidiary Southgold Exploration (Pty) Ltd. (“Southgold”), filed for protection under the South African Companies Act business rescue procedures. These companies continued to be subject to the insolvency proceedings at the time that Messrs. Thiessen and Coughlan resigned.

Directorship

Several directors of the Company also serve as directors of one or more other resource companies involved in mineral exploration and/or development. It may occur from time to time that, as a consequence of his activity in the mineral industry and serving on such other boards, a director may become aware of potential resource property opportunities which are of interest to more than one of the companies on whose boards that person serves. Furthermore, it is possible that the directors of the Company and the directors of one or more such other companies (many of which are described herein) may also agree to allow joint participation on the Company’s properties or the properties of that other company. Accordingly, situations may arise in the ordinary course which involves a director in an actual or potential conflict of interest, as well as issues in connection with the general obligation of a director to make corporate opportunities available to the company on whose board the director serves. In all such events, any director is required to disclose a financial interest in a contract or transaction by virtue of office, employment or security holdings or other such interest in another company or in a property interest under consideration by the Board, and is obliged to abstain from voting as a director of the Company in respect of any transaction involving that other company or in respect of any property in which an interest is held by him. The directors will use their best business judgment to avoid situations where conflicts or corporate opportunity issues might arise, and they must at all times fulfil their duties to act honestly and in the best interests of the Company as required by law.

Biographical Information

The following information as to principal occupation, business or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years unless otherwise indicated.

William P. Armstrong, P.Eng. – Director

Mr. Armstrong earned his Bachelors and Masters degrees in Geological Engineering from the University of British Columbia and has more than 45 years experience in the mining industry. He retired from Teck Cominco Ltd., where he was General Manager, Resource Evaluations, and was responsible for the evaluation of potential acquisitions and divestitures. He was also responsible for the company’s mineral reserves and resources. During his career with Cominco Ltd., and Teck Cominco Ltd., Mr. Armstrong was involved in feasibility studies, construction and operation of a large number of mines, including coal deposits, underground and open pit base metal mines and precious metal mines.

Mr. Armstrong is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Euromax Resources Ltd.	Director	October 2011	February 2012
Hansa Resources Ltd.	Director	August 2008	April 2010
Spur Ventures Inc.	Director	September 2013	Present
Taseko Mines Limited	Director	May 2006	Present

T. Barry Coughlan, B.A. – Director

Barry Coughlan is a self-employed businessman and senior executive with international experience who has been involved in the financing and management of publicly traded companies for over 25 years. During this period, Mr. Coughlan has been involved in the financing of over thirty private companies and their subsequent listing on both International and North American markets. His principal occupation is President and Director of TBC Ventures Ltd., a private investment company.

Mr. Coughlan is, or was within the past five years, an officer and or a director of the following companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	February 2009	Present
Creso Exploration Inc.	Director	July 2010	October 2010

Company	Positions Held	From	To
Farallon Mining Ltd.	Director	March 1998	January 2011
Great Basin Gold Ltd.	Director	February 1998	June 2013
ICN Resources Ltd. (formerly Icon Industries Ltd.)	President and CEO	September 1991	November 2009
	Director	September 1991	January 2010
Northcliff Resources Ltd.	Director	June 2011	Present
Quadro Resources Ltd. (formerly	President, CEO and	June 1986	Present
Tri-Gold Resources Corp.)	Director
Quartz Mountain Resources Ltd.	Director	January 2005	December 2011
Rathdowney Resources Ltd.	Director	March 2011	Present
Taseko Mines Limited	Director	February 2001	Present
Vatic Ventures Corporation	Director	January 2011	Present

Scott D. Cousens – Director

Scott Cousens provides management, technical and financial services to a number of publicly-traded companies as indicated below. Since 1991 Mr. Cousens’ principal occupation has been his role as a director of Hunter Dickinson Inc. (“HDI”), and its wholly-owned subsidiary Hunter Dickinson Services Inc. (“HDSI”), a company providing management and administrative services to several publicly-traded companies (including Taseko). Mr. Cousens’ focus has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors.

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Atlatsa Resources Corporation (formerly Anooraq Resources Corporation)	Director	September 1996	June 2009
Continental Minerals Corporation	Director	June 1994	April 2011
Heatherdale Resources Ltd.	Director	November 2009	Present
	Chairman	November 2009	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Northcliff Resources Ltd.	Director	June 2011	February 2012
	Director	May 2012	Present
Quartz Mountain Resources Ltd.	Director	November 2012	Present
	Chairman	November 2012	Present
Rathdowney Resources Ltd.	Director	June 2011	Present
Taseko Mines Limited	Director	October 1992	Present

Robert A. Dickinson, B.Sc., M.Sc. – Director

Robert Dickinson is an economic geologist who has been actively involved in mineral exploration and mine development for over 40 years. He is Chairman of HDI and HDSI as well as a director and member of the management team of a number of public companies associated with HDSI. He is also President and Director of United Mineral Services Ltd., a private resources company. He also serves as a Director of Britannia Mine Museum and Trustee of the BC Mineral Resources Education Program.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	April 1993	Present
	Chairman	April 2004	Present
Atlatsa Resources Corporation (formerly Anooraq Resources Corporation)	Director	October 2004	June 2009
	Co-Chairman	October 2004	June 2009
Continental Minerals Corporation	Director	June 2004	April 2011
Curis Resources Ltd.	Director	November 2010	November 2012
	Chairman	November 2010	December 2010
Heatherdale Resources Ltd.	Director	November 2009	Present
Northcliff Resources Ltd.	Director	June 2011	Present
	Chairman	June 2011	January 2013
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Chairman	April 2004	Present
Quartz Mountain Resources Ltd.	Director	December 2003	Present
	Chairman	December 2011	November 2012
Rathdowney Resources Ltd.	Director	March 2011	December 2011
	Chairman	March 2011	December 2011
Taseko Mines Limited	Director	January 1991	Present

Russell E. Hallbauer, P.Eng. – Director, President and CEO

Mr. Hallbauer graduated from the Colorado School of Mines with a B.Sc. in Mining Engineering in 1979. He is a Registered Professional Engineer with the Association of Professional Engineers of British Columbia. He has been a member of the Canadian Institute of Mining and Metallurgy since 1975 and is a director and former chairman of the Mining Association of B.C.

In 1983, he joined Teck Corporation’s Bullmoose mine, advancing through Engineering and Supervisory positions to become Mine Superintendent in 1987, and in 1992, became General Manager of Quintette. In 1995, he assumed new responsibilities in Vancouver when he was appointed General Manager, Coal Operations, overseeing Teck’s three operating coal mines in the Province. In 2002, he was appointed General Manager, Base Metal Joint Ventures, responsible for Teck Cominco’s interests in Highland Valley Copper, Antamina in Peru, and Louvicourt in Quebec. Mr. Hallbauer is a director of Hunter Dickinson Services Inc. (and Hunter Dickinson Inc.), a company providing management and administrative services to several publicly-traded companies (including Taseko), and focuses on directing corporate development and financing activities.

Mr. Hallbauer is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Curis Resources Ltd.	Chairman	December 2010	September 2012
	Co-Chairman	September 2012	Present
	Director	November 2010	Present
Northern Dynasty Minerals Ltd.	Director	April 2008	Present
Taseko Mines Limited	President/CEO/Director	July 2005	Present

Alexander G. Morrison, CPA, CA - Director

Mr. Morrison is a mining executive and Chartered Professional Accountant with over 25 years of experience in the mining industry.

Mr. Morrison is a citizen of the United States and is a resident of the state of Colorado.

Mr. Morrison has held senior executive positions at a number of mining companies, most recently serving as Vice President and Chief Financial Officer of Franco-Nevada Corporation from 2007 to 2010. From 2002 to 2007, Mr. Morrison held increasingly senior positions at Newmont Mining Corporation, including Vice President, Operations Services and Vice President, Information Technology. Prior to that, Mr. Morrison was Vice President and Chief Financial Officer of NovaGold Resources Inc., Vice President and Controller of Homestake Mining Company and held senior financial positions at Phelps Dodge Corporation and Stillwater Mining Company. Mr. Morrison began his career with PricewaterhouseCoopers LLP after obtaining his Bachelor of Arts in Business Administration from Trinity Western University.

Mr. Morrison is, or within the past five years was, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Detour Gold Corporation	Director	May 2010	Present
Franco-Nevada Corporation	Chief Financial Officer	January 2008	April 2010
Pershing Gold Corporation	Director	November 2012	Present
Taseko Mines Limited	Lead Director	April 2011	Present

Richard A. Mundie, CPA, CA – Director

Mr. Mundie is a Chartered Professional Accountant with a Bachelor of Commerce degree from the University of British Columbia. Mr. Mundie has held a number of senior leadership positions in the mining sector for over 25 years in key organizations in British Columbia and overseas. From 2005 to 2007, he was Vice President, Asia Affairs and Chief Representative (China), for Teck Cominco Limited. In this role, he was active in the international mining community and participated in several joint programs to build stronger relationships with the Chinese Government.

Mr. Mundie also held the position of Vice President – Commercial for a period of ten years with Teck Cominco. In this role, he was responsible for marketing the company’s commercial mineral products, gaining invaluable experience in Europe, South America, United States, Japan, Korea, and Taiwan.

Between 1983 and 1995, he held a number of financial and leadership positions with Cominco and in 1992, he assumed the role of Director of Business Development with wide responsibilities for mergers, acquisitions and divestitures. Earlier career positions included a number of finance related roles in the resources sector, transport and public accounting with PricewaterhouseCoopers LLP.

Mr. Mundie is, or within the past five years was, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Far West Mining Ltd.	Director	August 2010	June 2011
Mundoro Capital Inc.	Director	May 2010	December 2010
Panoro Minerals Ltd.	Director	March 2010	Present
Taseko Mines Limited	Director	January 2010	Present

Ronald W. Thiessen, CPA, CA – Chairman of the Board and Director

Mr. Thiessen is a Chartered Professional Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is a director of HDSI (and HDI), a company providing management and administrative services to several publicly-traded companies (including Taseko), and focuses on directing corporate development and financing activities.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Atlatsa Resources Corporation (formerly Anooraq Resources Corporation)	Director	April 1996	July 2011
Continental Minerals Corporation	Director	November 1995	April 2011
	Co-Chairman	January 2006	April 2011
Detour Gold Corporation	Director	July 2006	May 2012
	Chairman	July 2006	March 2009

Company	Positions Held	From	To
Farallon Mining Ltd.	Director	August 1994	January 2011
	Chairman	December 2005	January 2011
Great Basin Gold Ltd.	Director	October 1993	June 2013
	Chairman	November 2006	June 2013
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Quartz Mountain Resources Ltd.	Director	December 2011	Present
	President and Chief Executive Officer	December 2011	Present
Taseko Mines Limited	Director	October 1993	Present
	Chairman	May 2006	Present

APPOINTMENT OF AUDITOR

KPMG LLP, Chartered Accountants, of P.O. Box 10426, 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K3 will be nominated at the Meeting for reappointment as auditor of the Company. KPMG LLP has been auditor of the Company since November 19, 1999.

CORPORATE GOVERNANCE

Mandate of the Board of Directors

The Board has adopted a formal mandate as outlined in the Corporate Governance Policies and Procedures Manual (the “Manual”), most recently amended by the Board on May 6, 2014. The Manual mandates the Board to: (i) assume responsibility for the overall stewardship and development of the Company and monitor its business decisions, (ii) identify the principal risks and opportunities of the Company’s business and ensure the implementation of appropriate systems to manage these risks, (iii) oversee ethical management and succession planning, including appointing, training and monitoring senior management and directors, and (iv) oversee the integrity of the Company’s internal financial controls and management information systems. In addition, the Manual has written charters for each committee. Further, the Manual encourages but does not require continuing education for its directors and it contains a code of ethics and policies dealing with issuance of news releases and disclosure documents, as well as share trading black-outs. A copy of the Manual is available for review at the Company’s website (www.tasekomines.com).

Composition of the Board of Directors

The applicable corporate governance policies require that the Board determine the status of each director as independent or not, based on each director’s interest in or other relationship with the corporation. The policies recommend that an exchange listed company’s board of directors have a majority of directors who qualify as independent directors (as defined below). The Board should also examine its size with a view to determining the impact of the number of directors upon the effectiveness of the Board, and the Board should implement a system which enables an individual director to engage an outside advisor at the expense of the Company in appropriate circumstances. The Company’s policies allow for retention of independent advisors for Board members when they consider it advisable.

Under the Company’s policies, an “independent” director is one who “has no direct or indirect material relationship” with the Company. Generally speaking, a director is independent if he or she is free from any employment, business or other relationship which could, or could reasonably be expected to materially interfere with the exercise of the director’s independent judgement. A material relationship includes having been (or having a family member who has been) within the last three years an employee or executive of the Company or having been employed by the Company’s external auditor. An individual who, or whose family member, is or has been within the last three years, an executive officer of an entity, where any of the Company’s current executive officers served at the same time on that entity’s compensation committee, is deemed to have a material relationship, as is any individual who (or whose family members or partners) received directly or indirectly, any consulting, advisory, accounting or legal fee or investment banking compensation from the Company (other than compensation for acting as a director or as a part time chairman or vice-chairman).

The Board proposes eight nominees for the office of director of whom four have been determined by the Board to be “independent” directors. The “independent” nominees are T. Barry Coughlan, Richard A. Mundie, Alexander G. Morrison and William P. Armstrong. These nominees are considered independent by virtue of not being executive officers of the Company and having received no compensation other than in their role as directors. The non-independent directors (and the reasons for that status) are Scott D. Cousens (provides capital finance and investor communications services), Robert A. Dickinson (former Chairman and Co-Chairman of the Board and provides geological consulting services), Russell E. Hallbauer (President and Chief Executive Officer), and Ronald W. Thiessen (Chairman of the Board and provides management services).

All directors, other than Mr. Armstrong, Mr. Mundie and Mr. Morrison, serve together on boards of directors of other publicly traded companies associated with a private management company, Hunter Dickinson Services Inc. (“HDSI”). Some members of the executive management of the Company are also principals of HDSI (including Messrs. Hallbauer, Cousens, Dickinson and Thiessen) and HDSI invoices Taseko for their executive services as well as other services, including geological, accounting and administrative services, on a cost recovery basis. Other than Mr. Hallbauer, none of the other directors of the Company devotes substantially full time efforts to the Company.

The Board established a Nominating and Governance Committee to formalize the process of ensuring the retention and recruitment of high calibre directors and proper director succession planning. In the last year this Committee consisted of Wayne Kirk (Chairman), T. Barry Coughlan and Alexander G. Morrison, each of whom was independent (see above), and it was this committee that considered and recommended re-election of the current Board (excluding Mr. Kirk who decided to retire from the board in 2014 and not stand for re-election).

The Board monitors the activities of senior management through regular meetings and discussions amongst the Board members and between the Board members and senior management. The Board is of the view that its communication policy among senior management, Board members and shareholders is good. The Board has also established a practice of holding regularly scheduled meetings of the independent directors without non-independent directors and management present following all regularly scheduled Board meetings. In 2013 three such meetings took place. The Board also encourages independent directors to bring up and discuss any issues or concerns they may have and the Board is advised of and addresses any such issues or concerns raised thereby. The Board has appointed Alexander G. Morrison as Lead Director, and as such Mr. Morrison’s mandate includes ensuring that the Board carries out its responsibilities effectively and independently from management.

The Board believes that adequate structures and processes are in place to facilitate the functioning of the Board with a sufficient level of independence from the Company’s management. The Board is satisfied with the integrity of the Company’s internal control and financial management information systems.

Committees of the Board of Directors

Corporate governance policies require that (i) the audit and risk committee of every board of directors must be composed only of independent directors, and the role of the audit and risk committee must be specifically defined and include the responsibility for overseeing management’s system of internal controls, (ii) the audit and risk committee have direct access to the corporation’s external auditor, and suggest that (iii) the compensation and nominating and governance committees of the board of directors of a listed company should be composed of all independent directors, and that other committees, generally be composed of at least a majority of independent directors, and (iv) every board of directors expressly assume responsibility, or assign to a committee of directors responsibility, for development of the corporation’s approach to governance issues.

As well as an Audit and Risk Committee, the Board also has a Compensation Committee, a Nominating and Governance Committee, an Environmental Health and Safety Committee, an Investment Committee and an Executive Committee. For information concerning the Audit and Risk Committee please see pages 55 and 56, and Appendix A, of the Company’s Annual Information Form filed on SEDAR on March 13, 2014.

Compensation Committee

The Board has established a Compensation Committee to assist the Board in carrying out its responsibilities relating to executive and director compensation, as well as the fiduciary oversight of the Company’s non-executive employee compensation plans. The Compensation Committee performs all duties relating to this mandate, including the annual review and recommendation to the Board on various forms of compensation and related program considerations, including director’s pay for service on the Board and on other committees. The Compensation Committee is also responsible for the granting of stock options and other equity based compensation, evaluation of the performance of Officers and the review of succession plans with the Chairman and Chief Executive Officer. The Compensation Committee also recommends to the Nominating and Corporate Governance Committee the qualifications and criteria for membership on the Committee.

The Compensation Committee is currently composed of T. Barry Coughlan (Chairman), William P. Armstrong and Richard A. Mundie, all of whom are independent directors. During 2013, the committee met eight times. As a result of their education and experience, each member of the Compensation Committee has familiarity with, an understanding of, or experience in compensation-related matters for Officer and non-Officer personnel as well as the administration of equity-based compensation. Specifically:

  Mr. Coughlan (Chairman of the Compensation Committee) is a director of a number of public companies and also serves as the Chairman of the Compensation Committees for three publicly traded companies.

  Mr. Armstrong has more than 45 years of mining operations experience.

  Mr. Mundie has held a number of senior leadership positions in the mining sector for over 25 years.

See disclosure under “Biographical Information of Nominees for Director” for relevant education and experience of members of the Compensation Committee.

The Compensation Committee charter is included in the Manual. This charter is available for viewing at the Company’s website at www.tasekomines.com.

Nominating and Governance Committee

The Board has established a Nominating and Governance Committee which in the last year consisted of Wayne Kirk (Chairman), T. Barry Coughlan and Alexander G. Morrison. Mr Kirk has elected to retire from the Board in 2014 and will not stand for re-election at the Meeting. The Nominating and Governance Committee charter is included in the Manual. This charter is available for viewing at the Company’s website at www.tasekomines.com.

The Nominating and Governance Committee is given the responsibility of developing and recommending to the Board the Company’s approach to corporate governance and assists members of the Board in carrying out their duties. The Nominating and Governance Committee also reviews with the Board the rules and policies applicable to governance of the Company to assure the Company remains in full compliance with proper governance practices.

The nominating function of the Nominating and Governance Committee is to evaluate and recommend to the Board the size of the Board and persons as nominees for the position of a director of the Company. The Company also has formal procedures for assessing the effectiveness of Board committees as well as the Board as a whole. This function is carried out annually by/or under supervision of the Nominating and Governance Committee, and those evaluations and assessments are then provided to the Board.

Environmental, Health and Safety Committee

The Board has established an Environmental, Health and Safety Committee consisting of William P. Armstrong (Chairman), Alexander G. Morrison and Richard A. Mundie. The Environmental, Health and Safety Committee charter is included in the Manual and is available for viewing at the Company’s website at www.tasekomines.com. The Environmental, Health and Safety Committee reviews and monitors environmental, health and safety issues relevant to the Company.

Investment Committee

The Board has established an Investment Committee which in 2013 consisted of Russell E. Hallbauer (Chairman), William P. Armstrong, Ronald W. Thiessen and Wayne Kirk (who has elected not to stand for re-election at the Meeting). The Investment Committee charter is included in the Manual and is available for viewing at the Company’s website at www.tasekomines.com. The function of the Investment Committee is to review certain investment and/or financial transactions brought forth by management and make recommendations to the Board.

Executive Committee

The Board has established an Executive Committee consisting of Russell E. Hallbauer (Chairman), William P. Armstrong, T. Barry Coughlan and Ronald W. Thiessen. The Executive Committee charter is included in the Manual and is available for viewing at the Company’s website www.tasekomines.com. The Executive Committee reviews and authorizes certain capital expenditures and exercises certain of the Board’s powers in circumstances where the full Board cannot be convened on a timely basis.

As a result of Mr. Kirk’s election not to stand for re-election at the Meeting, a new Nominating and Governance Committee, Audit and Risk Committee and Investment Committee will be appointed by the Board following the Meeting.

Board Decisions

Good governance policies require the board of directors of a listed company, together with its chief executive officer, to develop position descriptions for the chair of each Board committee, for the Chairman of the Board, and for the chief executive officer, including the definition of limits to management’s responsibilities. Any responsibility which is not delegated to senior management or to a Committee of the Board remains with the full Board. The Board has approved written position descriptions for the Chairman of the Board and the Chairmen of Board Committees.

The Board generally requires that all material transactions (including those in excess of $5,000,000) receive prior Board approval. In this regard, virtually all financing transactions are considered material to the Company. Any property acquisitions and significant exploration programs in excess of $5,000,000 must also receive approval of the plenary Board. The Company’s Manual includes provisions that deal with these and other related items.

Governance Policies for Board of Directors and Directors’ Attendance at Meetings

Good governance policies require that (i) the board of directors of every listed company implement a process for assessing the effectiveness of the board of directors and the committees of the board and the contribution of individual directors, (ii) every company provide an orientation and education program for new directors, and (iii) the board of every listed company review the adequacy and form of compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director.

As noted above, the Nominating and Governance Committee has developed a formal procedure for assessing and evaluating effectiveness of committees as well as the Board as a whole. This function is carried out annually by or under supervision of the Nominating and Governance Committee.

The following table sets forth the record of attendance of Board and committee meetings by the Directors for the fiscal year ended December 31, 2013.

Director	Board Meetings	Audit and Risk Committee	Nominating and Governance Committee	Compensation Committee	Environmental Health and Safety Committee	Investment Committee	Executive Committee
William P. Armstrong (1)	5 of 5	N/A	N/A	8 of 8	2 of 2	N/A	N/A
T. Barry Coughlan (2)	5 of 5	N/A	1 of 2	8 of 8	N/A	N/A	N/A
Scott D. Cousens	5 of 5	N/A	N/A	N/A	N/A	N/A	N/A
Robert A. Dickinson	4 of 5	N/A	N/A	N/A	N/A	N/A	N/A
Russell E. Hallbauer (4)	5 of 5	N/A	N/A	N/A	N/A	N/A	N/A
Wayne Kirk (5)	5 of 5	4 of 4	2 of 2	N/A	N/A	N/A	N/A
Alexander G. Morrison	5 of 5	4 of 4	2 of 2	N/A	2 of 2	N/A	N/A
Richard A. Mundie(3)	5 of 5	4 of 4	N/A	8 of 8	2 of 2	N/A	N/A
Ronald W. Thiessen	5 of 5	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

(1)	Environmental, Health and Safety Committee Chairman
(2)	Compensation Committee Chairman
(3)	Audit and Risk Committee Chairman
(4)	Investment Committee and Executive Committee Chairman
(5)	Nominating and Governance Committee Chairman in 2013. Elected not to stand for re-election at the Meeting

Other Directorships

See Biographies under Election of Directors above in this Information Circular for details of other reporting issuers of which each director is a director or officer.

Orientation and Continuing Education

When new directors are appointed, they receive orientation, commensurate with their previous experience, on the Company’s properties, business, technology and industry and on the responsibilities of directors. Board meetings also include presentations by the Company’s management and employees to give the directors additional insight into the Company’s business.

Ethical Business Conduct

The Board has adopted an ethics policy which is included in the Manual and is available on the Company’s website. The Board has implemented an annual procedure whereby directors, senior officers and department heads within the Company sign off on, and certify that they have read and understand the Company’s code of ethics and that they are unaware of any violations thereof. Each department head would ensure that the code of ethics is complied with within his or her department. In addition, the Board has found that fiduciary duties placed on individual directors by governing corporate legislation and the common law, and restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest, are sufficient to ensure the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience. The Nominating and Governance Committee recommends that the eight current directors standing for re-election be nominated for election this year.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management, and the strategic direction and processes of the Board and its committees. The Nominating and Governance Committee oversees an annual formal assessment of the Board and its committees. The Board is satisfied with the overall progress and corporate achievements of the Company and believes this reflects well on the Board and its practices.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Company’s executive compensation program is designed to ‘pay for performance’ by rewarding executives for delivering results that meet these objectives and support Taseko’s overall long-term strategy. This Compensation Discussion and Analysis describes the executive compensation program and the compensation received under the program by the Named Executive Officers (“NEOs”) who were actively employed by the Company as at the end of the fiscal year (December 31, 2013):

  Mr. Russell Hallbauer – President and Chief Executive Officer

  Mr. Stuart McDonald – Chief Financial Officer

  Mr. John McManus – Chief Operating Officer

  Mr. Scott Jones – Vice President of Engineering

  Mr. Brian Battison – Vice President of Corporate Affairs

  Mr. Peter Mitchell – Former Chief Financial Officer

Philosophy and Objectives

The executive compensation program is designed to ensure that the level and form of compensation delivered achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective executives;

(b)	motivating the short and long-term performance of these executives to enhance the sustainable profitability and growth of the Company; and

(c)	aligning their interests with those of the Company’s Shareholders.

The Company’s compensation policies and programs are structured to be competitive with a market comprised of similar companies to Taseko and to recognize and reward executive performance consistent with the success of the Company’s business. The Company’s compensation philosophy is to position fixed elements of pay, such as salary, at market median levels while short- and longer-term incentives are structured to provide above-market total compensation for high levels of corporate and personal performance.

The Compensation Committee provides oversight of the executive compensation program on behalf of the Board. The Compensation Committee is responsible to review, on an annual basis, the compensation paid to the Company’s executive officers and directors; to review performance of the Company’s executive officers; to make recommendations on officer and director compensation to the Board; and to administer the stock option plan. Please see “Committees of the Board of Directors – Compensation Committee” for more information about the role of the Compensation Committee.

The Compensation Committee follows a process where consideration is given to various inputs including current market data, performance results achieved against individual objectives for each executive officer and overall company performance. If it is deemed appropriate, the Compensation Committee may also seek advice from outside consultants.

Based on these assessments and within the context of the Company’s compensation philosophy, the Compensation Committee will make its recommendation for compensation changes and awards for the executive officers to the Board for approval. These recommendations and approved changes may reflect factors and considerations other than those indicated by market data or provided by advisors, including a consideration of prevailing economic conditions – both on a corporate level and on a national and international level – and market norms for such awards.

External Advice

In each of 2011, 2012 and 2013, the Board engaged Lane Caputo Compensation Inc. (“Lane Caputo”) to provide independent, third party compensation advice to the Board including, but not limited to, the compensation levels and practices for the company’s senior executive team (including the NEOs) as well as the compensation for the Board. The following table provides the fees paid to Lane Caputo for the provision of executive and board compensation consulting services to the Compensation Committee and the Board for the last three fiscal years:

Activity	2011	2012		2013
Executive & Board Compensation Consulting Fees	$35,000	$29,850		$85,912
All Other Fees	Nil	Nil	$	Nil
TOTAL FEES	$35,000	$29,850		$85,912

Benchmarking

In order to construct market-competitive compensation arrangements for Taseko’s executive team, in 2011 Lane Caputo developed a peer group of publicly-traded mining companies with similar operations and in similar stages of development (i.e. all with at least one producing mine and other projects in various stages of development). Special attention was paid to those companies mining base metals and who had their common shares listed on both the TSX and a U.S. exchange, in order to acquire benchmarks as relevant to the Taseko team as possible.

That peer group was revisited when the benchmarking of executive and independent director compensation was undertaken again in 2013. The 16 companies in the peer group that the Board has approved for Taseko are:

• Alamos Gold Inc.	• Detour Gold Corp.	• Sherritt International Corp.
• Argonaut Gold Inc.	• Endeavour Silver Corp.	• Silver Standard Resources Inc
• AuRico Gold Inc.	• First Majestic Silver Corp.	• Thompson Creek Metals Company Inc.
• B2Gold Corp.	• Hudbay Minerals Inc.	• Timmins Gold Corp.
• Capstone Mining Corp.	• Imperial Metals Corp.
• Copper Mountain Mining Corp.	• Osisko Mining Corp.

The Compensation Committee intends to monitor the appropriateness of the peer group on a regular basis to ensure its continued reflection of an appropriate basis of comparison for Taseko’s executive and independent director compensation practices.

Consideration of Risk & Hedging Policy

During 2013, the Compensation Committee considered the implications of the risks associated with the Company’s compensation policies and practices. The Committee concluded that, given the nature of the Company’s busin ess and the role of the Compensation Committee in overseeing the Company’s executive compensation practices, the compensation policies and practices do not serve to encourage any executive officer (or individual at a principal business unit or division) to take inappropriate or excessive risks. Additionally, the Compensation Committee concluded that there were no risks from the Company’s compensation policies and practices that were reasonably likely to have a material adverse affect on the Company.

There is a restriction on officers and directors regarding the purchase of financial instruments (including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) that are designed to hedge or offset a decrease in market value of both stock options granted as compensation or equity securities held, directly or indirectly, by the officer or director. To the Company’s knowledge, no officer or director, directly or indirectly, employed a strategy to hedge or offset a decrease in market value of stock options granted as compensation or equity securities held during the year ended December 31, 2013.

Elements of Compensation

As is the prevailing practice in the mineral exploration and mining industry, compensation of the Company’s executives is achieved through a combination of base salary, plus annual and long-term incentives. The Compensation Committee (and the Board as a whole) has discretion to reward above or below the noted plan parameters when an individual or team has made an exceptional contribution to the performance of the Company or if the Company experienced lower-than expected performance which warrants award constraint.

Base Salary

In the Board’s view, paying base salaries that are competitive in the markets in which the Company competes for executive talent is a first step to attracting and retaining talented, qualified and effective executives. The NEOs are paid salaries commensurate with those offered by other companies in our industry, with consideration also given to internal relativity and individual performance.

Annual Incentive Plan

The executive officers of the Company have an opportunity to earn an annual bonus based on corporate and individual performance in the context of the overall performance of the Company. Effective April, 2013 the Board adopted a formal performance milestone-based annual bonus plan for the Company’s executives, including the NEOs. The plan contemplates cash payments when predetermined corporate, operational and personal objectives are met or exceeded. The following three components were used in 2013 in determining the annual bonuses for the Company’s NEOs based on a relative weighting formula as follows:

Executive Officer	2013 Maximum Bonus Payout (% of Salary)	WEIGHTINGS BY COMPONENT
		Corporate Goals	Operational Goals	Personal Goals
Russell Hallbauer	100%	50%	20%	30%
John McManus	75%	30%	40%	30%
Stuart McDonald	40%	30%	40%	30%
Scott Jones	40%	20%	30%	50%
Brian Battison	40%	20%	30%	50%

The Corporate, Operational and Personal components are each made up of certain specific elements. While the elements that comprise the Operational Component are the same for each senior executive officer, the Corporate and Personal components contain elements that are relevant and pertain directly to the specific role and responsibilities of each senior executive officer.

Bonuses that are ultimately awarded to the NEOs under the plan will include some measure of discretionary consideration by the Board. This assessment ensures that mitigating factors are considered in the adjudication of awards where those factors may not be addressed in any performance goals that the Compensation Committee and each executive agree to at the beginning of the year. The Board believes that potentially important aspects of executive and Company performance may not always be quantified within predetermined objectives. For example, events outside the Company’s control may occur after performance goals have been established for the year, that require the executives to focus their attention on different strategic objectives.

Long-term Incentive Plan

The Company’s long term incentives are awarded through the Company’s Share Option Plan. This plan is designed to foster and promote the long-term financial success of the Company by strengthening the ability of the Company to attract and retain highly competent employees and promoting greater alignment of interests between executives and shareholders in the creation of long-term shareholder value.

The Board has delegated the Compensation Committee the authority to grant options to directors, management, employees and consultants. Options are generally granted annually, and at other times of the year to individuals commencing employment with the Company. Option exercise prices are set in accordance with TSX rules and are based on the five-day volume weighted average closing price prior to the date of grant. The Black-Scholes method is used to value and account for all stock options awarded.

When granting stock options to executives, the Compensation Committee takes into account a number of factors, including the amount and term of options previously granted, base salary and annual bonuses awarded to the executives and commensurate with those offered by other companies in our industry. Options vest on terms established by the Compensation Committee at the time of grant.

See disclosure under “Securities Authorized For Issuance Under Equity Compensation Plans” for material terms of the Company’s current Share Option Plan.

2013 Annual Bonus Awards

In 2013, the Compensation Committee and the Board, with input from the NEOs, set Corporate, Operational and Personal goals for the NEOs under the Company’s new Annual Incentive Plan. Many of the Corporate and Personal goals for each NEO necessarily related to the Company’s development initiatives. The Board was of the opinion that although the achievement of many of these goals will not immediately contribute to near term financial or operating performance or the regulatory approval of the project to which they relate, all are critical milestones in the continued development of the projects in question and should form part of the AIP metrics for 2013 The following tables provide an overview of the performance goals for each NEO for the 2013 fiscal year. All goals had target and threshold completion dates within the 2013 calendar year which were then used in part by the Compensation Committee to determine the level of achievement of each goal.

Russell Hallbauer President & Chief Executive Officer	>
Mr. Hallbauer is responsible for our overall leadership and vision in developing with our Board our strategic direction, values and business plans. This includes overall responsibility for operating and growing our business while managing risk to create long-term sustainable value for our shareholders.

Corporate Performance Goals for 2013:
•      Advance Taseko Growth Strategy as per Strategic Plan
•     Advance Aley toward a production decision
•      Undertake value enhanciement of New Prosperity (“NP”)
•      Facilitate Aboriginal Co-operation Agreements
•      Share Price performance Relative to applicable Peer Group/Index
• Ensure strong balance sheet and financial performance
Operational Performance Goals for 2013
• Achieve Gibraltar financial performance parameters • Achieve Production Parameters • Safety Performance ≤ (3 yr avg. MA/LTA frequency) • Environmental Performance ≤ (3 yr avg. incident frequency)
Personal Performance Goals for 2013
•      Continue to develop organization-wide succession plan
•      Assemble a project development team for Aley and/or NP
•      Develop core competencies of the professional team of the organization
•      Develop and cultivate senior government and bureaucratic relations
• Grow institutional shareholder base by 10% from 2012 levels

John McManus Chief Operating Officer	>
Mr. McManus is responsible for all activities relating to the operation of the Company’s mine. These responsibilities include engineering and technical services, project management, construction, field operations, and procurement. Contributes key area expertise in the evaluation of the Company’s growth initiatives.

Corporate Performance Goals for 2013:
•      Advance Taseko Growth Strategy as per Strategic Plan
•      Complete Off-take Agreement for NP Concentrate
•      Negotiate Aboriginal Co-operation Agreements
• Share Price Performance Relative to Applicable Peer Group/Index
Operational Performance Goals for 2013
• Achieve Gibraltar Quarterly Expenses vs Budget • Achieve Metal Production Parameters • Safety Performance ≤ (3 yr avg. MA/LTA frequency) • Environmental Performance ≤ (3 yr avg. incident frequency)
Personal Performance Goals for 2013

•      Develop a path forward on Taseko’s long term objective ERP solution
•      Professional Development and Succession Planning Implementation for Site Personnel
•      Establishment and Successful Execution of Key Components of Business Improvement Plan
•      Complete Metallurgy & NP Federal Environmental Assessment Process
• Complete Aley Feasibility Study

Brian Battison Vice President, Corporate Affairs	>
Mr. Battison is responsible for overseeing the corporate image and ensuring adherence to the brand of the Company as it relates to government, communities of interest, employees and the general public. Ensures long-term sustainability of the organization in relation to management issues such as corporate conduct, community, safety and environment issues, as well as social and economic responsibility.

Corporate Performance Goals for 2013:
• Advance Taseko Growth Strategy as per Strategic Plan • Participate an Advise on Aboriginal Co-operation Agreements • Share Price Performance Relative to Applicable Peer Group/Index
Operational Performance Goals for 2013
• Achieve Gibraltar Quarterly Expenses vs Budget • Achieve Metal Production ParametersSafety Performance ≤ (3 yr avg. MA/LTA frequency) • Environmental Performance ≤ (3 yr avg. incident frequency)
Personal Performance Goals for 2013
• Create NP support groups • Ensure New Prosperity positively positioned • Ensure factual and balanced media

Scott Jones Vice President, Engineering	>	Mr. Jones is responsible for the direction and planning of the Company’s engineering design and processes in new mine development, expansions and acquisitions.
Corporate Performance Goals for 2013:
• Advance Taseko Growth Strategy as per Strategic Plan • Complete Engineering Design Work for Aley • Share price performance relative to applicable peer group/index
Operational Performance Goals for 2013
•      Achieve Gibraltar Quarterly Expenses vs Budget
•      Achieve Metal Production in Parameters
•      Safety Performance ≤ (3 yr avg. MA/LTA frequency)
• Environmental Performance ≤ (3 yr avg. incident frequency)
Personal Performance Goals for 2013
• Complete Professional Development Program for Technical Personnel • Complete NP Federal EA Process • Complete Projects on Time and on Budget • Advance NP Engineering

Based on consideration of the NEOs’ achievements versus performance goals in 2013 and other mitigating factors, for 2013 the Board approved a bonus of $548,375 for Mr. Hallbauer, $269,063 for Mr. McManus, $32,667 for Mr. McDonald, $100,450 for Mr. Battison, and $102,500 for Mr. Jones.

Notable Changes to the Executive Compensation Program for 2014

Given the evolving nature of the Company’s business, the Board continues to review the overall compensation plan for senior management so as to continue to address the Company’s compensation and business objectives. There no notable changes made to the 2014 executive compensation program as at the date of this document.

Performance Graph

The following graph compares the total cumulative Shareholder return, including dividend reinvestment if any, for $100 invested in Common Shares of the Company on the TSX for the past five years with a cumulative total shareholder return for the S&P/TSX Composite Index. The total shareholder return analysis is superimposed over a graph showing the total direct compensation awarded to the NEOs over the same period. Total direct compensation includes base salary, the annual bonus awards and the grant value of stock option awards.

Note: No dividends have been declared or paid on the Company’s Common Shares.

Executive Compensation Alignment with Shareholder Value

Our compensation strategy is designed to pay for performance and includes the following philosophical concepts:

  base salary levels are not dependent on share performance; they are determined by internal relativity, individual performance and peer group compensation practices;

  the payment of annual bonus is based on the achievement of operational objectives that are intended to drive overall Company performance; and

  the number and value of stock options awarded to our NEOs are based on market competitive levels for such awards.

As such, we do not necessarily expect there to be a direct correlation between total shareholder return and total direct compensation awarded to our NEOs in a given period.

The most significant portion of our NEOs’ pay is delivered in the form of long-term incentives where the actual value ultimately realized from this type of compensation is not guaranteed. Since the value of these awards is equity-based, their ultimate value is directly affected by changes in our share price and the return to our shareholders over the longer-term.

SUMMARY COMPENSATION TABLE

The table below is a summary of the compensation received by the NEOs for the last three fiscal years ended on December 31, 2013, 2012 and 2011. Amounts are expressed in Canadian dollars unless otherwise noted.

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards(1)(2) ($)	Non-equity incentive plan compensation		Pension value(3) ($)	All Other Compensation(6) ($)	Total Compensation ($)
					Annual incentive plan ($)	Long-term incentive plans ($)
Russell E. Hallbauer President and CEO	2013	548,375	Nil	-	548,375	Nil	343,857	Nil	1,440,607
	2012	535,000	Nil	1,237,206	321,000	Nil	113,340	Nil	2,206,546
	2011	519,000	Nil	948,550	310,000	Nil	77,500	Nil	1,855,050
John W. McManus Chief Operating Officer	2013	358,750	Nil	-	269,063	Nil	181,123	Nil	808,936
	2012	350,000	Nil	795,347	210,000	Nil	63,960	Nil	1,419,307
	2011	317,000	Nil	590,900	152,000	Nil	48,374	Nil	1,108,274
Stuart McDonald(4) Chief Financial Officer	2013	84,933	Nil	125,957	32,667	Nil	Nil	Nil	243,557
Brian Battison VP of Corporate Affairs	2013	251,125	Nil	-	100,450	Nil	95,260	Nil	446,835
	2012	245,000	Nil	530,231	98,000	Nil	67,948	Nil	941,179
	2011	237,000	Nil	435,400	95,000	Nil	47,366	Nil	814,766
Scott Jones VP of Engineering	2013	256,250	Nil	-	102,500	Nil	135,185	Nil	493,935
	2012	250,000	Nil	530,231	80,000	Nil	76,977	Nil	937,208
	2011	227,000	Nil	435,400	91,000	Nil	51,951	Nil	805,351
Peter Mitchell(5) Former Chief Financial Officer	2013	143,083	Nil	-	Nil	Nil	Nil	Nil	143,073
	2012	335,000	Nil	795,347	201,000	Nil	75,399	Nil	1,406,746
	2011	327,000	Nil	590,900	162,000	Nil	52,973	Nil	1,132,873

Notes:

(1)

For compensation reporting and financial accounting purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant for all options granted. The Black-Scholes option valuation is determined using the expected life of the stock option, expected volatility of the Company’s common share price, expected dividend yield, and risk-free interest rate.

(2)

The Option-based awards value denoted for 2011 has been restated to provide the Black Scholes value of the grant. The 2011 information circular erroneously reported the number of options granted (versus the value).

(3)

The amounts reflect the contributions to the defined contribution pension plan for Messrs. Hallbauer, McManus, Mitchell, Battison, and Jones. The accumulated values are subject to graded vesting conditions dependant on the years of service with the Company, as outlined in the terms of the plan.

(4)	Mr. McDonald was appointed Chief Financial Officer on September 1, 2013.

(5)	Mr. Mitchell was the Company’s Chief Financial Officer from September 15, 2008 to May 31, 2013.

(6)	Perquisites provided to the NEOs do not reach the prescribed disclosure threshold of the lesser of $50,000 and 10% of total salary for the financial year.

Incentive Plan Awards – Option-based Awards

The Company has a stock option-based awards plan and does not have any share based awards plan. The following table sets out all option-based awards outstanding as at December 31, 2013, for each NEO:

Name	OPTION-BASED AWARDS				SHARE-BASED AWARDS
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date m – d – y	Value of unexercise d in-the- money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market of payout value of share- based awards that have not vested ($)
Russell E. Hallbauer	300,000 305,000 350,000 350,000 587,500	4.46 5.13 2.65 2.94 1.71	01 – 05 – 2015 01 – 04 – 2016 01 – 03 – 2017 12 – 31 – 2017 04 – 21 - 2014	Nil Nil Nil Nil 323,125	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
John W. McManus	200,000 190,000 225,000 225,000	4.46 5.13 2.65 2.94	01 – 05 – 2015 01 – 04 – 2016 01 – 03 - 2017 12 – 31 - 2017	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
Stuart McDonald	100,000	2.02	07 – 12 - 2018	24,000	Nil	Nil
Brian Battison	150,000 140,000 150,000 150,000	4.46 5.13 2.65 2.94	01 – 05 – 2015 01 – 04 – 2016 01 – 03 – 2017 12 – 31 – 2017	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
Scott Jones	150,000 140,000 150,000 150,000	4.46 5.13 2.65 2.94	01 – 05 – 2015 01 – 04 – 2016 01 – 03 – 2017 12 – 31 – 2017	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil

Notes:

(1)	Value calculated based on the closing price of the Company’s Common Shares at December 31, 2013, namely $2.26 per share.

Subsequent to December 31, 2013, the following options were granted to the NEOs:

Name	Options granted	Grant Date	Expiry Date	Exercise Price
Russell E. Hallbauer	750,000	Jan 10, 2014	Jan 10, 2019	$ 2.27
John W. McManus	470,000	Jan 10, 2014	Jan 10, 2019	$ 2.27
Stuart McDonald	260,000	Jan 10, 2014	Jan 10, 2019	$ 2.27
Brian Battison	275,000	Jan 10, 2014	Jan 10, 2019	$ 2.27
Scott Jones	275,000	Jan 10, 2014	Jan 10, 2019	$ 2.27

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plan value vested (or earned) during the twelve months ended December 31, 2013, for each NEO:

Named Executive Officer	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year(2) ($)
Russell E. Hallbauer	49,000	Nil	548,375

John W. McManus	31,500	Nil	269,063
Stuart McDonald (3)	12,000	Nil	32,667
Brian Battison	21,000	Nil	100,450
Scott Jones	21,000	Nil	102,500
Peter Mitchell (4)	31,500	Nil	Nil

Notes:

(1)	These amounts reflect the aggregate dollar value that would have been realized if all options that vested in 2013 were exercised on the applicable vesting date.

(2)	These amounts are bonus awards paid for performance in 2013.

(3)	Mr. McDonald was appointed Chief Financial Officer on September 1, 2013.

(4)	Mr. Mitchell resigned from the office of Chief Financial Officer effective May 31, 2013.

PENSION PLAN BENEFITS

The Company has established a retirement compensation arrangement entitled the Taseko Mines RCA Trust (“RCA Trust”) to provide benefits to Messrs. Hallbauer, McManus, Battison and Jones on or after retirement and in recognition of their long service. The RCA Trust is a registered defined contribution pension plan under the Canada Income Tax Act. The account balances under the RCA Trust are invested in accordance with the individual participants’ election from the investment options offered by the Trust. Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under the RCA Trust.

The following table sets forth the accumulated equity inside the defined contribution pension plan within the RCA Trust, subject to individual vesting conditions as outlined in the terms of the retirement benefit plan, for each of the NEOs:

Name	Accumulated value at January 1, 2013 ($)	Compensatory ($)	Non- compensatory ($)	Accumulated value at December 31, 2013 ($)
Russell E. Hallbauer	592,334	343,857	Nil	677,517
John W. McManus	232,759	181,123	Nil	384,903
Brian Battison	235,739	95,260	Nil	253,429
Scott Jones	276,853	135,185	Nil	320,583
Peter Mitchell(1)	276,297	191,085	Nil	Nil

Notes:

(1)	Mr. Mitchell resigned from the office of Chief Financial Officer effective May 31, 2013.

TERMINATION AND CHANGE IN CONTROL BENEFITS

Written employment agreements are in place between the Company and each of the NEOs, except the President and Chief Executive Officer of the Company, who has a separate agreement(1). Mr. Hallbauer, the President and Chief Executive Officer of the Company, is currently a principal of Hunter Dickinson Services Inc. (“HDSI”) and provides services to the Company under the terms of the corporate services agreement dated July 2, 2010 between the Company and HDSI.

Under the terms of these agreements, the NEOs are provided with specific payments in the event of termination as follows:

•	In the event of termination by the Company without cause, the executive will receive a lump sum payment (“Severance Payment”) calculated as:

o	the monthly rate of the executive’s base salary multiplied by the executive’s Notice Period, plus

o	a pro-rata amount of any other compensation (including bonus), vacation pay, etc. accrued for the year and payable to the executive as at the Termination Date.

•	If a termination without cause or a resignation occurs within 12 months following the change of control (as defined under the agreements):

	o	The NEOs (except the President and Chief Executive Officer and Messrs. McManus and McDonald) will receive a Severance Payment, and

	o	The President and Chief Executive Officer and Messrs. McManus and McDonald will receive an amount equal to:

		•	the monthly rate of the executive’s base salary multiplied by the executive’s Notice Period, plus

		•	the monthly equivalent of the most recently paid annual bonus multiplied by their respective Notice Period.

•	Additionally, in the event of a change in control, all of the NEOs outstanding options will immediately vest.

Messrs. Hallbauer, McManus, McDonald, Battison and Jones each have a Notice Period of 24 months.

Under the terms of the RCA Trust, in the event an NEO is terminated by the Company without cause, including in the event of a change of control, and the NEO in question is not fully vested in the RCA Trust, the Company will be required to make all, or a portion, of the remaining employer contributions under the RCA trust, depending upon both the nature of the termination or change in control and the number of years of service of the executive, as defined in the RCA Trust.

The estimated incremental payments from the Company to each of the NEOs on (i) termination without cause or (ii) termination without cause or resignation within 12 months following a change of control, assuming the triggering event occurred on December 31, 2013, are as follows:

NEO		Termination Without Cause	Change of Control
Russell E. Hallbauer	Salary	548,375	1,096,750
	Other Compensation	Nil	548,375

John W. McManus	Salary	269,063	717,500
	Bonus	Nil	269,063

Stuart McDonald	Salary	183,750	490,000
	Bonus	Nil	98,000

Brian Battison	Salary	188,344	502,250
	Bonus	Nil	100,450

Scott Jones	Salary	187,500	500,000
	Bonus	Nil	80,000

Notes:

(1)	Although Mr. Hallbauer does not have an employment agreement with the Company, he does have a change of control agreement with the Company.

Except as outlined above, there are no other contracts, agreements, plans or arrangements that provide for payments to any of the NEOs at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in an NEO’s responsibilities.

DIRECTOR COMPENSATION

The following section pertains to the compensation arrangements the Company has with each independent director, namely, William P. Armstrong, T. Barry Coughlan, Alexander G. Morrison, Richard A. Mundie and Wayne Kirk (who is not standing for re-election in 2014). Directors who are affiliated with Hunter Dickinson Services Inc. (“HDSI”) are paid a fee through HDSI for their services based on time spent on the Company’s matters during the year. Executive officers do not receive additional compensation for serving as directors.

Philosophy and Objectives

The main objective of director compensation is to attract and retain directors with the relevant skills, knowledge and the abilities to carry out the Board’s mandate and enhance the sustainable profitability and growth of the Company. Like the philosophy adopted for executive compensation, the total direct compensation provided to independent directors (which includes both fixed elements of pay (cash) plus the value of long-term compensation) is targeted to be above-market (between 50th and 75th percentile) for high levels of corporate (share price) performance.

Alignment with Shareholders

In order to appropriately align the interests of members of the Board with those of the Company’s shareholders, the Board has adopted share ownership guidelines as set out in the Company’s Corporate Governance Policies and Procedures Manual (the “Manual”), a copy of which is available on the Company’s website (www.tasekomines.com). The Manual provides that an appropriate level of stock ownership for each director represents a value which is equal to three times annual fees and should be acquired over a period of not more than five years.

Benchmarking

From time to time, the Compensation Committee reviews the compensation arrangements for the Company’s independent directors and enacts changes to pay elements and/or strategy, as required, to better align with current market practices and good corporate governance guidelines. To that end, in 2012, and again in 2013, the Compensation Committee engaged Lane Caputo to provide an annual assessment of director’s compensation at the Company, including the benchmarking of director compensation practices against the same peer group used to benchmark executive compensation practices (see “Executive Compensation – Compensation Discussion & Analysis” for more information).

Current Compensation Arrangements

For 2013, the Company’s independent directors were paid an annual director’s fee of $50,000, plus an additional fee of $12,500 for the Lead Director, $15,000 for the Audit and Risk Committee Chairperson, $15,000 for the Compensation Committee Chairperson, and $7,500 for other Committee Chairpersons (except that the Compensation Committee Chairman’s annual fee increased to $15,000 in July, 2013). These directors also received a fee of $1,500 for each meeting attended in person, and $750 for meetings attended by teleconference.

The Company adopted a Deferred Share Unit (“DSU”) Plan (the “DSU Plan”) and a Restricted Share Unit (“RSU”) Plan (the “RSU Plan”) for non-employee directors, effective February 15, 2013. Each non-employee director of the Company receives an annual grant of $100,000 in DSUs or RSUs, or a cash payment in lieu of, at their discretion. If the election is made to receive cash, the after tax value of the cash payment will be required to be allocated by the director toward the purchase of common shares of the Company until share ownership guidelines are met. These guidelines are set out under the heading “Corporate Governance Overview and Guidelines” in the Manual, which is available for viewing at the Company’s website www.taskomines.com.

Compensation Arrangements for 2014

Based on the findings and recommendations of Lane Caputo’s most recent analysis, Taseko’s Board has modified the independent director’s compensation arrangements for 2014 as follows:

  increase the annual director’s fee to $65,000;

  increase the retainer for the Lead Director to $20,000 per annum;

  increase the retainer for the Chairman of the Audit and Risk Committee to $20,000 per annum;

  increase the retainer for the chairs of the other committees to $10,000 per annum;

  eliminate the distinction between attending a meeting in-person and by telephone (attendance in any form will earn the $1,500 meeting fee); and

  increase the value of the annual DSU or cash award, if elected, to $150,000.

In addition, independent directors may elect to receive share options in lieu of DSU or equivalent cash awards.

Director Compensation Table

The following table sets forth the compensation provided to the non-employee directors of the Company for the fiscal year ended December 31, 2013.

Name of Director	Fees earned(1) ($)	Share- based awards(2) ($)	Option- based awards(2) ($)	Non-equity incentive plan compensation ($)	Pension Value ($)	All other compensation ($)	Total ($)
William P. Armstrong(3)	96,750	108,000	Nil	Nil	Nil	Nil	204,750
T. Barry Coughlan (4)	97,250	108,000	Nil	Nil	Nil	Nil	205,250
Scott D. Cousens(5)	100,000	108.000	Nil	Nil	Nil	Nil	208,000
Robert A. Dickinson(5)	100,000	108,000	Nil	Nil	Nil	Nil	208,000
Alexander G. Morrison	86,333	108,000	Nil	Nil	Nil	Nil	194,333
Wayne Kirk(7)	71,750	108,000	Nil	Nil	Nil	Nil	179,750
Richard A. Mundie(6)	101,500	108,000	Nil	Nil	Nil	Nil	209,500
Ronald W. Thiessen(5)	225,000	108,000	Nil	Nil	Nil	Nil	333,000

Notes:

(1)	Includes all fees awarded, earned, paid or payable in cash for services as a director, including annual retainer fees and chairman fees.

(2)	The dollar amount based on the grant date fair value of the award for a covered financial year, received in deferred share units or an equivalent cash payment in lieu thereof.

(3)	Environmental, Health and Safety Committee Chairman

(4)	Compensation Committee Chairman

(5)	Fees for Messrs. Cousens, Dickinson and Thiessen are paid by Hunter Dickinson Services Inc. and invoiced to the Company at cost.

(6)	Audit and Risk Committee Chairman.

(7)	Nominating and Governance Committee Chairman in past year but is not standing for re-election.

The following table sets out all option-based and share-based awards outstanding as at December 31, 2013, for each non-employee director.

Name	OPTION-BASED AWARDS				SHARE-BASED AWARDS
	Number of securities underlying unexercised options (#)(1)	Option exercise price ($)	Option expiration date (m – d – y)	Value of unexercised in-the-money options(2) ($)	Number of shares or units of shares that have not vested (#)	Market of payout value of share-based awards that have not vested ($)
William P. Armstrong	100,000 100,000 100,000 81,000 100,000	4.46 5.13 2.65 1.71 1.15	01 – 05 – 2015 01 – 04 – 2016 01 – 03 – 2017 04 – 21 – 2014 01 – 12 – 2014	Nil Nil Nil 44,550 111,000	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
T. Barry Coughlan	100,000 100,000 100,000 91,000 50,000	4.46 5.13 2.65 1.71 1.15	01 – 05 – 2015 01 – 04 – 2016 01 – 03 – 2017 04 – 21 – 2014 01 – 12 – 2014	Nil Nil Nil 50,050 55,500	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
Scott D. Cousens	100,000 100,000 100,000 101,000 100,000	4.46 5.13 2.65 1.71 1.15	01 – 05 – 2015 01 – 04 – 2016 01 – 03 – 2017 04 – 21 – 2014 01 – 12 – 2014	Nil Nil Nil 55,550 111,000	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
Robert A. Dickinson	100,000 100,000 100,000 101,000 50,000	4.46 5.13 2.65 1.71 1.15	01 – 05 – 2015 01 – 04 – 2016 01 – 03 – 2017 04 – 21 – 2014 01 – 12 – 2014	Nil Nil Nil 55,550 55,500	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
Wayne Kirk	100,000 100,000 100,000 34,000 25,000	4.46 5.13 2.65 1.71 1.15	01 – 05 – 2015 01 – 04 – 2016 01 – 03 – 2017 04 – 21 – 2014 01 – 12 – 2014	Nil Nil Nil 18,700 27,750	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
Richard A. Mundie	100,000 100,000 100,000	4.46 5.13 2.65	01 – 05 – 2015 01 – 04 - 2016 01 – 03 – 2017	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Alexander G. Morrison	100,000 100,000	5.74 2.65	04 – 07 – 2016 01 – 03 – 2017	Nil Nil	Nil Nil	Nil Nil
Ronald W. Thiessen	125,000 125,000 125,000 170,000 125,000	4.46 5.13 2.65 1.71 1.15	01 – 05 – 2015 01 – 04 – 2016 01 – 03 – 2017 04 – 21 – 2014 01 – 12 – 2014	Nil Nil Nil 93,500 138,750	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil

Notes:

(1)	Option ownership information is based on insider reports available at www.sedi.ca

(2)	Value calculated based on the closing price of the Company’s Common Shares at December 31, 2013, namely $2.26 per share.

Subsequent to December 31, 2013, the following options were granted to the Directors:

Name	Options granted	Grant Date	Expiry Date	Exercise Price
William P. Armstrong	100,000	Jan 10, 2014	Jan10, 2019	$ 2.27
T. Barry Coughlan	100,000	Jan 10, 2014	Jan10, 2019	$ 2.27
Scott D. Cousens	100,000	Jan 10, 2014	Jan10, 2019	$ 2.27
Robert A. Dickinson	100,000	Jan 10, 2014	Jan10, 2019	$ 2.27
Richard A. Mundie	100,000	Jan 10, 2014	Jan10, 2019	$ 2.27
Ronald W. Thiessen	125,000	Jan 10, 2014	Jan10, 2019	$ 2.27

The following table sets out all incentive plan value vested (or earned) during the year ended December 31, 2013, for each non-employee director.

Name	Option-based awards – Value vested during the year(1) ($)	Share- based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
William P. Armstrong	14,000	108,000	Nil
T. Barry Coughlan	14,000	108,000	Nil
Scott D. Cousens	14,000	108,000	Nil
Robert A. Dickinson	14,000	108,000	Nil
Wayne Kirk	14,000	108,000	Nil
Alexander G. Morrison	14,000	108,000	Nil
Richard A. Mundie	14,000	108,000	Nil
Ronald W. Thiessen	17,500	108,000	Nil

Notes:

(1)	These amounts reflect the aggregate dollar value that would have been realized if all options that vested in 2013 were exercised on the applicable vesting date.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

In order to provide a non-cash incentive for directors, officers, employees and other service providers whose on-going efforts are critical to the success of the Company, the directors adopted a Share Option Plan (the “Plan”) in respect of which shareholders are required to ratify any material amendments and approve its continuation every three years by ordinary resolution (50%+1 of the shares voted). Shareholders last approved the continuation of the Plan at the annual general meeting held June 1, 2012.

Under the Plan, a maximum of 9.5% of the issued and outstanding Common Shares of the Company may be reserved for issuance. Options up to this limit may be granted at the discretion of the Board, or the Compensation Committee, to eligible optionees (the “Optionees”). This type of Plan is called a “rolling” plan because as options are exercised, the base of outstanding issued shares on which the 9.5% applies increases.

At the date of this Information Circular, options to purchase an aggregate of 11,704,000 Common Shares were outstanding, representing approximately 6% of issued and outstanding Common Shares.

The Board is of the view that the Plan provides the Company with the flexibility necessary to attract and maintain services of senior executives and other employees and directors by offering competitive compensation relative to other companies in the industry.

The material terms of the Plan are:

•

The exercise price of an option will be set by the Board at the time such option is allocated under the Plan, and cannot be less than the Market Price, calculated on the day before the grant. Market Price, as defined under the Plan and rules of the TSX, is based on the five day volume weighted average trading price (“VWAP”) of the Common Shares, which is calculated by dividing the total value of the securities traded for the relevant period by the total volume

•

An Optionee must either be an employee, director, officer, consultant or an employee of a company providing management or other services to the Company or its subsidiary at the time the option is granted. Options may be granted only to an individual or to a company that is wholly owned by individuals eligible for an option grant.

•	An option may be exercisable for a maximum of 5 years from the effective date under the plan.

•

The number of common shares that may be issuable to directors who are independent directors of the Company, which when combined with all of the Company’s other Share Compensation Arrangements currently in effect for their benefit, may not exceed 1% of the outstanding common shares.

•

The aggregate annual value of options that may be granted to each independent director under this plan and any other security based compensation arrangements established or maintained by the Company, may not exceed $100,000 as calculated by the by the Black Scholes option pricing model.

•

Options may be granted subject to certain requirements such as remaining with the Company for a period after the grant. These conditions are called “vesting conditions”. Vesting of options is at the discretion of the Board, and will generally be subject to:

o

the service provider remaining employed by or continuing to provide services to the Company or any of its subsidiaries and Affiliates as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time, or receiving a satisfactory performance review by the Company or its subsidiary or affiliate during the vesting period; and/or remaining as a Director of the Company or any of its subsidiaries or affiliates during the vesting period.

•	No option may be exercised after the service provider has left the employ/office or has been advised his services are no longer required or his service contract has expired, except as follows:

(a)

in the case of the death of an optionee, any vested option held by him at the date of death will remain exercisable by the optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such optionee and the date of expiration of the term otherwise applicable to such option;

(b)

vested options normally expire 90 days after the date the optionee ceases to be employed by, provide services to, or be a director or officer of, the Company, and all unvested options immediately terminate without right to exercise same;

(c)

in the case of an optionee being dismissed from employment or service for cause, such optionee’s options, whether or not vested at the date of dismissal will immediately terminate without right to exercise them;

(d)

in the event of a change of control occurring, options granted to directors and officers which are subject to vesting provisions shall be deemed to have immediately vested upon the occurrence of the change of control; and

(e)

in the event of a director not being nominated for re-election as a director of the Company, although consenting to act and being under no legal incapacity which would prevent the director from being a member of the Board, options granted which are subject to a vesting provision shall be deemed to have vested on the date of Meeting upon which the director is not re-elected.

•

All outstanding but unvested options will vest immediately prior to completion of a successful take over-bid (as defined in applicable securities legislation) so as to allow the holders to tender the underlying Common Shares to such bid.

•

If an option is set to expire during a period in which trading in securities of the Company by the option holder is restricted by a black-out, or within 9 business days of the expiry of a black out, the expiry date of the option will be extended to 10 business days after the trading restrictions are lifted.

•	Subject to provisions of the Plan, all options will be exercisable only by the optionee to whom they are granted and will not be assignable or transferable.

With respect to amendment of the Plan, none of the following actions will become effective without first obtaining Disinterested Shareholder Approval:

(i)	Common Shares being issuable to insiders under the Plan, when combined with all of the Company’s other share compensation arrangements, exceeding 10% of the outstanding Common Shares;

(ii)

Common Shares being issuable to insiders under the Plan, when combined with all of the Company’s other share compensation arrangements, exceeding 10% of the outstanding Common Shares in any 12 month period; and

(iii)	a reduction in the exercise price of an option to an insider or an extension of the term of an option granted hereunder benefiting an insider.

Subject to any necessary TSX approval, the Board may in its absolute discretion, and for avoidance of doubt, without further shareholders approval, amend or modify the Plan or any option granted as follows:

(1)	it may make amendments which are of a typographical, grammatical or clerical nature;

(2)	it may change the vesting provisions of an option granted under the Plan;

(3)	it may change the termination provision of an option granted under the Plan which does not entail an extension beyond the original expiry date of such option;

(4)	it may add a cashless exercise feature payable in cash or Common Shares which provides for a full deduction of the number of underlying Common Shares from the shares issuable under the Plan;

(5)	it may make amendments necessary as a result in changes in securities laws applicable to the Company;

(6)

if the Company becomes listed or quoted on a stock exchange or stock market senior to the TSX, it may make such amendments as may be required by the policies of such senior stock exchange or stock market; and

(7)	it may make such amendments as reduce, and do not increase, the benefits of the Plan to service providers.

The Compensation Committee approves base salaries, annual cash incentives and option grants to executive officers. Options are granted at other times of the year to individuals commencing employment with the Company. The option exercise price is the market price at the grant date in accordance with the policies of the TSX Exchange.

Definitions:

A “disinterested shareholder” means a shareholder who is not an Insider to whom options may be granted under the Plan and who is not an Associate of any Insider.

An “Insider” is a director or an officer of the Company, a director or an officer of a company that is itself an Insider or a subsidiary of an Insider, or a person who has beneficial ownership of, and/or control or direction, either directly or indirectly over, securities of the Company carrying more than 10% of the voting rights attached to all the Company’s outstanding voting securities.

An “Associate” means, if used to indicate a relationship with any person,

(a)	a partner, other than a limited partner, of that person,

(b)	a trust or estate in which that person has a substantial beneficial interest or for which that person serves as trustee or in a similar capacity,

(c)

an issuer in respect of which that person beneficially owns or controls, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all outstanding voting securities of the issuer, or

(d)	a relative, including the spouse, of that person or a relative of that person's spouse, if the relative has the same home as that person.

Equity Compensation Plan Information

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2013.

	Number of securities to be issued upon exercise of outstanding options, under equity compensation plans	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(1)
Plan Category	(a)	(b)	(c)
Share Option Plan	9,746,000	$3.43	8,625,786
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	9,746,000	$3.43	8,625,786

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended December 31, 2013, or has any interest in any material transaction in the current year other than as set out herein or in a document disclosed to the public.

MANAGEMENT CONTRACTS

There are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

Hunter Dickinson Services Inc. (“HDSI”) is a private company which is owned privately by persons which include Taseko directors Messrs. Hallbauer, Thiessen, Cousens, and Dickinson. HDSI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of the Company and its subsidiaries on fair market value basis pursuant to an agreement dated July 2, 2010 (the “Services Agreement”).

Pursuant to the Services Agreement an aggregate of approximately $3.6 million was paid directly by the Company to HDSI for services rendered during the year ended December 31, 2013.

ADDITIONAL INFORMATION

Additional information relating to the Company is included in the Company’s annual information form and in the audited financial statements for the year ended December 31, 2013, the auditor’s report thereon and related management discussion and analysis filed on www.sedar.com. Copies of the Company’s most current interim financial statements and related management discussion and analysis, Plan and additional information may be obtained from www.sedar.com and upon request from the Company at telephone no. (778) 373-4533 or fax number (778) 373-4534.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board.

DATED at Vancouver, British Columbia, May 12, 2014.

BY ORDER OF THE BOARD OF DIRECTORS

“Russell Hallbauer”

Russell Hallbauer
President and Chief Executive Officer